11022275

SEC MMISSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response . . . 12.00

SEC Mail Processing Section
MAY 31 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68032

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/10** (MM/DD/YY) AND ENDING **03/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Lexicon Partners (US) LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Madison Ave, 24th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher J. Cook **(212) 767-4159**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Christopher J. Cook, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Lexicon Partners (US) LLC (the "Company"), for the year ended March 31, 2011, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Financial and Operations Principal
Title

Subscribed and Sworn to before me
On this 27th day of May, 2011

Notary

ELIZABETH HERNANDEZ
Notary Public - State of New York
NO. 01HE5047225
Qualified in Bronx County
My Commission Expires 7/31/2013

Deloitte

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Lexicon Partners (US) LLC

We have audited the accompanying statement of financial condition of Lexicon Partners (US) LLC (the "Company") as of March 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Lexicon Partners (US) LLC at March 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

May 27, 2011

LEXICON PARTNERS (US) LLC

STATEMENT OF FINANCIAL CONDITION
As of March 31, 2011
All amounts are in $'000

ASSETS	
Cash	$6,033
Receivables from clients	2,205
Employee advances	175
Furniture, equipment and leasehold improvements, at cost less accumulated depreciation of $190	234
Deferred tax	335
Prepaid expenses and other assets	150
Total Assets	$9,132
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts payable and other accrued expenses	516
Income taxes payable	601
Amounts due to employees	4,097
Amount due to parent	1,048
Total Liabilities	6,262
Subordinated borrowings	1,700
MEMBER'S EQUITY	
Member's capital	70
Retained earnings	1,100
Total Member's Equity	1,170
Total Liabilities and Member's Equity	$9,132

The accompanying notes are an integral part of these financial statements.

LEXICON PARTNERS (US) LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
March 31, 2011
All amounts are in $'000

1. ORGANIZATION AND NATURE OF BUSINESS

Lexicon Partners (US) LLC ("the Company") (a Delaware limited liability company) is a wholly-owned subsidiary of Lexicon Group Services Limited ("the Parent"), a company incorporated in Great Britain and registered in England and Wales. The Company is also a subsidiary of Lexicon Group Limited whose corporate finance businesses trade under the name of Lexicon Partners. The Company's ultimate holding company is The Lexicon Partnership LLP, a limited liability partnership incorporated in Great Britain and registered in England and Wales. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Company does not carry customer accounts nor perform custodial functions related to customer securities.

Lexicon Partners has an international franchise, with a variety of multi-national clients and counterparties. It has global transaction experience, having executed cross-border assignments for clients in the UK, Canada, the USA, Continental Europe, South Africa, Asia and Australia. Lexicon Partners offers a sector specialist approach, focusing on the financial services, utilities and infrastructure and energy sectors. It provides independent, objective and discreet corporate finance advice covering public and private mergers and acquisitions, equity and debt capital raising and other advisory services.

The address of the registered office is 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808, USA and the principal place of business of the Company is 600 Madison Avenue, 24th Floor, New York, NY 10022, USA.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The financial statement is presented in United States dollars, which is the same as the functional currency of the Company.

Use of Estimates

The preparation of a financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period.

In preparing its financial statement, the Company makes estimates regarding the estimated useful lives of its furniture, equipment and leasehold improvements, collectability of receivables from clients, tax matters and other matters that affect the reported amounts and disclosure of contingencies in the financial statement.

Estimates, by their nature, are based on judgement and available information. Therefore, actual results could differ from those estimates and could have a material impact on the Company's financial statement.

Cash

Cash is comprised of amounts on deposit with a major financial institution.

Depreciation

Depreciation is provided on a straight line basis using estimated useful lives, as follows:

Leasehold improvements	term of lease
Furniture	5 years
Equipment	12 months

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Although the Company is an LLC, it has elected to be taxed as a corporation for U.S. federal, state and local tax purposes. Federal income taxes are calculated on a separate return basis from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statement for the changes in deferred tax liabilities or assets between years.

The Company follows the provisions of the Financial Accounting Standards Board's Accounting Standards Codification Topic 740, "Income Taxes" ("FASB ASC Topic 740"), which establishes a single model to address accounting for uncertain tax positions. FASB ASC Topic 740 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the consolidated financial statement if that position is "more likely than not" of being sustained upon examination by taxing authorities, based on the technical merits of the position. FASB ASC Topic 740 also provides guidance on de-recognition, measurement, classification, interest and penalties, disclosure and transition. As required by FASB ASC Topic 740, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized based on the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. The Company measures deferred tax assets and liabilities using the enacted tax rates expected to apply to taxable income in the years in which the Company expects to recover or settle those temporary differences.

The Company recognizes the effect of a change in tax rates on deferred tax assets and liabilities in income in the period that includes the enactment date. A valuation allowance is established when it is "more likely than not" that the future realization of all or some of the deferred tax assets will not be achieved. As of March 31, 2011, the Company did not require a valuation allowance against deferred tax assets, as the Company concluded it was "more likely than not" that all of the benefits related to these assets would be realized.

Employee Compensation and Benefits

Employee benefits and other costs are recorded as incurred. Employee bonuses declared after the year end but related to the current reporting period are accrued.

3. SUBORDINATED BORROWINGS

The subordinated borrowings are subject to a subordination agreement approved by FINRA to qualify as capital for the purposes of computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. It is the Company's intention to renew the subordinated loan due in July 2012. The carrying amount of subordinated borrowings approximates fair value. The subordinated loan from the Parent is interest free.

4. PENSION AND OTHER RETIREMENT BENEFIT PLANS

The Company has a qualified New Comparability 401(k) & Profit Sharing Plan ("the Plan") covering substantially all of its employees which are broken into various classes. The Company's contributions are based upon several classes of employees, as defined in the Plan. The Company contributes a percentage of an employee's annual salary each calendar year subject to the maximum contribution for federal income tax purposes. All contributions are fully vested on the date they are paid into the Plan.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
March 31, 2011
All amounts are in $'000

4. PENSION AND OTHER RETIREMENT BENEFIT PLANS (continued)

Amounts recognized in the statement of financial condition consist of a $26 accrual for defined contribution pension payments which cover the period from January 1, 2011 to March 31, 2011.

5. INCOME TAXES

The Company files its own U.S. federal, state and local income tax returns. The current and deferred portions of the income tax expense are included in the statement of operations as determined in accordance with FASB ASC Topic 740.

The reason for the difference between the expected income tax expense computed at the U.S. statutory rate and the actual income tax expense is primarily due to state and local taxes.

Deferred tax

Significant temporary differences relate to employee compensation, depreciation, start-up expenditures and organization costs.

As of March 31, 2011, the Company continues to have no unrecognized tax benefits relating to uncertain tax positions.

The Company recognizes interest and penalties related to uncertain tax positions, if applicable, as part of income tax expense.

The Company is open to tax examinations by U.S. Federal, New York State and New York City tax authorities for the tax years March 31, 2009, 2010 and 2011.

6. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

	Leasehold improvements	Furniture	Equipment	Total
Cost				
At April 1, 2010	$106	$172	$68	$346
Additions	64	7	7	78
At March 31, 2011	$170	$179	$75	$424
Depreciation				
At April 1, 2010	$20	$33	$28	$81
Charge for the period	32	35	42	109
At March 31, 2011	$52	$68	$70	$190
Carrying values				
At March 31, 2011	$118	$111	$5	$234

All amounts are in $'000

7. COMMITMENTS

At March 31, 2011, the Company had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

Fiscal year ending March 31	Premises	Other assets
2012	$586	$3
2013	588	-
2014	393	-
	$1,567	$3

8. RELATED PARTY TRANSACTIONS

On June 15, 2009, the Company entered into an expense sharing agreement with its Parent which stipulates which entity is responsible for payment of certain expenses incurred by the Company as a FINRA-registered broker/dealer. The Company is required to know and reflect on its books and records what the actual cost is of doing business as a broker/dealer.

On November 2, 2009, the Company entered into a services agreement with its Parent which stipulates the terms on which the Company has since inception provided and continues to provide services to its Parent for the purposes of carrying on its business. The fees were based on the total operating expenses incurred by the Company for the provision of the services to the Parent plus a mark-up of 5%.

At March 31, 2011, the amount due to the Parent in the statement of financial condition includes expenses incurred by the Parent on behalf of the Company of $22 and an over-payment of fees paid to the Company by the Parent of $1,026. The amount due to the Parent is unsecured, interest free and repayable on demand.

The outstanding balance of amounts due to employees at the year end includes unpaid cash expense claims and accrued bonuses.

9. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the Company's ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). For the year ended March 31, 2011, the Company's ratio of aggregate indebtedness to net capital did not exceed 15 to 1 in accordance with the requirement under the aggregate indebtedness standard of the Rule. At March 31, 2011, the Company's net capital was $1,150, which was approximately $781 in excess of its required minimum net capital of $369, and the Company's ratio of aggregate indebtedness to net capital was 4.82 to 1.

10. EXEMPTION FROM RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. The Company does not have custody of customer securities, does not maintain customer accounts and does not have the use of, or custody of, customer funds.

11. SUBSEQUENT EVENTS

ASC Topic 855-10, Subsequent Events (formerly SFAS No. 165, Subsequent Events) requires the Company to disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statement was available to be issued. The Company has evaluated, for potential recognition and disclosure, subsequent events as of May 27, 2011, the date that the financial statement was available to be issued, and determined that no subsequent events occurred that would require accrual or additional disclosure.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

May 27, 2011

Lexicon Partners (US) LLC
600 Madison Avenue, 24th Floor
New York, NY 10022

In planning and performing our audit of the financial statements of Lexicon Partners (US) LLC (the "Company") as of and for the year ended March 31, 2011 (on which we issued our report dated May 27, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2011, to meet the SEC's objectives except as noted above.

This report is intended solely for the information and use of the Member of the Company, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP